SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 30, 2021

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Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 19, 2021 on the Company’s Amendment No. 4 to registration statement on Form F-1 filed on July 16, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 5 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

August 30, 2021

In addition to revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to (i) include its audited consolidated financial statements for the fiscal year ended April 30, 2021, and (ii) reflect the Company’s other recent developments.

Comments in Letter Dated August 19, 2021

The Staff’s comments from its letter dated August 19, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 4 to Form F-1 filed July 16, 2021

Cover Page

1.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

Prospectus Summary, page 1

2.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. Securities and Exchange Commission

August 30, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 8–9 of the Registration Statement.

3.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

The Company respectfully advises the Staff that the Company has disclosed in the prospectus summary as well as Risk Factor section regarding risks associated with potential delisting under the Holding Foreign Companies Accountable Act with respect to the PCAOB’s inability to conduct inspections of its auditor. In response to the Staff’s comment, the Company, however, has further revised the disclosure on pages 8 and 23–24 of the Registration Statement to prominently disclose that trading in its securities may be prohibited under the Holding Foreign Companies Accountable Act and the fact that the PCAOB is currently unable to inspect its auditor.

Risk Factors, page 18

4.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. Securities and Exchange Commission

August 30, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 24–25 of the Registration Statement.

5.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22–23 of the Registration Statement.

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP